

Sime Darby Berhad

(Company No. 41759-M)

21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.

TEL: 603-26914122 FAX: 603-26987398

03 JUL 15 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

16th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 5



03024573

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the query from the Kuala Lumpur Stock Exchange on the news article appearing in The News Straits Times entitled "BMW Taking Over Distribution Of Marque Here From Sime Darby" - released on 15th July 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052



jt/ADR



Incorporated in Malaysia

DIRECTORS: TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID (CHAIRMAN) • TUNKU TAN SRI DATO' SERI AHMAD YAHAYA (DEPUTY CHAIRMAN)
TAN SRI NIK MOHAMED YAACOB (GROUP CHIEF EXECUTIVE) • MARTIN GILES MANEN • TAN SRI ABU TALIB BIN OTHMAN • TAN SRI DATUK DR. AHMAD TAJUDDIN ALI • DATO' AZMAN YAHYA
DR. DAVID LI KWOK PO • DATUK KHATIJAH AHMAD • MICHAEL WONG KUAN LEE • MICHAEL WONG PAKSHONG • RAJA TAN SRI MUHD ALIAS BIN RAJA MUHD ALI



Form Version 2.0

General Announcement

Submitted by S DARBY on 15-07-2003 05:24:29 PM
Reference No SD-030715-64A86

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**

Query letter by KLSE reference no. : **ZO-030714-61226**

* Subject :

ARTICLE ENTITLED "BMW TAKING OVER DISTRIBUTION OF MARQUE HERE FROM SIME DARBY"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange to Sime Darby Berhad ("the Company" or "Sime Darby") dated 14th July 2003 and the news article appearing in The News Straits Times, Business Times section, page B2, on Monday, 14th July 2003.

Sime Darby wishes to announce that Auto Bavaria Sdn Bhd, a wholly-owned subsidiary of Tractors Malaysia Holdings Berhad, and BMW Holdings BV, a wholly-owned subsidiary of Bayerische Motoren Werke Aktiengesellschaft, entered into a joint venture agreement today to set up a joint venture company to undertake, on a sole and exclusive basis, the wholesale functions for BMW Group products (excluding Rolls Royce passenger cars) in the Malaysian market.

Details of the joint venture are set out in the attached announcement released by Tractors Malaysia Holdings Berhad this morning.



Tractors.doc

This announcement is dated 15th July 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

JOINT-VENTURE BETWEEN AUTO BAVARIA SDN BHD AND BMW HOLDINGS BV ("JV")

1.0 INTRODUCTION

The Board of Directors of Tractors Malaysia Holdings Berhad ("Company" or "Tractors") wishes to announce that Auto Bavaria Sdn Bhd ("SIME"), a wholly-owned subsidiary of the Company, and BMW Holdings BV ("BMW BV"), a wholly-owned subsidiary of Bayerische Motoren Werke Aktiengesellschaft ("BMW AG") had, on 15 July 2003 entered into a joint-venture agreement ("Agreement") to set up a joint venture company ("JVC") to undertake on a sole and exclusive basis the wholesale functions for BMW Group products (excluding Rolls Royce passenger cars) in the Malaysian market.

2.0 SALIENT DETAILS OF THE AGREEMENT

2.1 Corporate Name

The name of the JVC shall be BMW Malaysia Sdn Bhd or such other name including the word "BMW" as may be approved by the relevant Malaysian authorities.

2.2 Objectives of the JV

The main objective of the JV is to restructure the existing arrangements in Malaysia between BMW BV and SIME in relation to the distribution of BMW Group products by the creation of a joint venture company which will undertake, on a sole and exclusive basis, all the wholesale functions for BMW Group products in the Malaysian market including:

(i) sale at retail level in Malaysia of completely-built-up ("CBU") and completely-knocked-down ("CKD") BMW and CBU MINI branded passenger cars, BMW motorcycles as well as accessories and spare parts (collectively, "BMW Group products"); and

(ii) establishment and maintenance of dealer network and aftersales service.

2.3 Other Related Agreements

In connection with the Agreement, Tractors Malaysia (1982) Sdn Bhd, a wholly-owned subsidiary of the Company, on 15 July 2003 entered into the following agreements:

(i) Assembly Agreement with BMW AG, for the sole and exclusive right to import CKD kits and assembly parts for the assembly of CKD BMW passenger cars for sale to the JVC or any other BMW Group company;

(ii) Local Content Parts Contract with BMW AG for the receipt of know-how required for the production and procurement of supplement local content parts required in the assembly of CKD BMW passenger cars; and

(iii) Supply Agreement with the JVC, for the sole and exclusive supply of assembled CKD BMW passengers cars and supplement parts produced or procured, to the JVC or any other BMW Group company.

2.4 Share Capital

The JVC shall have an initial authorised capital of RM100,000,000. The initial paid up capital shall be RM25,000,000 consisting of 25,000,000 shares at a par value of RM1 each.

2.5 JV Participation

BMW BV shall subscribe for 51% of the equity of the JVC or 12,750,000 shares whilst SIME shall subscribe for 49% of the equity or 12,250,000 shares.

3.0 SOURCE OF FUNDS

The subscription of shares in the JVC will be financed by SIME from internally generated funds.

4.0 RATIONALE OF THE JV

The automotive industry has been characterised by the global trend of manufacturers seeking greater involvement and partnership in the distribution value chain. BMW BV has been pursuing an active participation in the wholesale business in various countries in the region.

With the JV, there will be a transfer of expertise in technology, an improvement in business activities and additional employment created in the supply chain and within the joint-venture set-up in Malaysia. This is in tandem with BMW BV's plans to strengthen its Malaysian operations in partnership with SIME and to exploit regional opportunities under the ASEAN Free Trade Zone.

5.0 EFFECTS OF THE JV

5.1 Share Capital and Substantial Shareholdings

The JV will not have any effect on the issued and paid-up share capital and the shareholding structure of the Company.

5.2 Earnings and Net Tangible Assets ("NTA")

The JV is not expected to have any effect on the earnings and NTA of the Company for the year ended 30 June 2003.

The effect of the JV on the earnings and NTA of the Company for the financial year ending 30 June 2004 cannot be accurately determined. However, assuming around the same level of unit sales and similar business conditions as in the financial year ended 30 June 2003, the impact on the earnings is estimated to be a reduction in the region of RM15,000,000 to RM20,000,000 (before taking into account item 5.3 below) and the impact on NTA per stock unit is expected to be a reduction of approximately 5.0 sen to 6.0 sen per stock unit.

5.3 Guaranteed Dividend

BMW BV has guaranteed that SIME will on or before 31 December 2008 receive dividends or other distribution of profits of not less than RM50,000,000 from the JVC.

6.0 APPROVAL OF RELEVANT AUTHORITIES

The approval of the Foreign Investment Committee and Ministry of Domestic Trade and Consumer Affairs of Malaysia have been obtained for the JV on 25 June 2003 and 2 July 2003 respectively.

7.0 INTEREST OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

None of the Directors and/ or major shareholders of the Company and persons connected to them, insofar as the existing Directors and major shareholders are able to ascertain and are aware, has any interest, direct or indirect, in the JV.

8.0 DIRECTORS' OPINION

The Directors of Tractors, having considered all aspects of the JV and taking into consideration BMW BV's pursuit of active participation in the wholesale business in this region, are of the opinion that the JV is in the best interests of the Company.

This announcement is dated 15 July 2003.